SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)*

Allergan, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

018490102

(CUSIP Number)

Valeant Pharmaceuticals International, Inc.

Robert R. Chai-Onn

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8

(514) 744-6792

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018490102

1.	NAME OF REPORTING PERSON Valeant Pharmaceuticals International, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 100
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 100
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *0.1%[1]
14.	TYPE OF REPORTING PERSON (see instructions) HC

*	Denotes less than
(1)	This calculation is based on 297,898,630 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Allergan, Inc. (the “Issuer”) outstanding as of October 31, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2014.

CUSIP No. 018490102

1.	NAME OF REPORTING PERSON Valeant Pharmaceuticals International
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS (see instructions) Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%[1]
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	This calculation is based on 297,898,630 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Allergan, Inc. (the “Issuer”) outstanding as of October 31, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2014.

This Amendment No. 9 relates to the Schedule 13D filed on April 21, 2014, as amended prior to the date of this Amendment No. 9 (as so amended, the “Original 13D”), by Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of British Columbia (“Valeant”), and Valeant Pharmaceuticals International, a Delaware corporation and a wholly owned subsidiary of Valeant (“Valeant USA” and, together with Valeant, the “Reporting Persons”), relating to common shares, par value $0.01 (the “Common Stock”), of Allergan, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original 13D.

ITEM 4	Purpose of the Transaction.

Item 4 of the Original 13D is hereby amended and supplemented by adding the following information:

On November 18, 2014, Pershing Square filed a Form RW with the Securities and Exchange Commission (the “SEC”) withdrawing its previously filed Definitive Proxy Statement and suspended all solicitation efforts with respect to the December 18 special meeting of Allergan shareholders.

On November 19, 2014, Valeant withdrew its exchange offer to acquire all of the outstanding shares of the Issuer’s Common Stock and requested the withdrawal of its Registration Statement on Form S-4 filed with the SEC on June 18, 2014, as amended on July 22, 2014, August 22, 2014 and September 22, 2014, together with all exhibits thereto. Valeant is no longer seeking a merger or other business combination with the Issuer.

On November 20, 2014, Valeant, Valeant USA, PS Fund 1 and Pershing Square entered into an agreement (the “November 20 Agreement”) amending their letter agreement dated February 25, 2014. Pershing Square informed the Reporting Persons that on November 19, 2014 and November 20, 2014, PS Fund 1 sold all of the 2,242,560 shares of Common Stock allocated to Valeant USA. As a result of the allocations required by the November 20 Agreement, Valeant USA is no longer a member of PS Fund 1 and Valeant, Valeant USA and their affiliates have no further interest in PS Fund 1, except for the right to receive payments required by the November 20 Agreement.

The November 20 Agreement is filed as Exhibit 99.1 and is incorporated by reference into this Item 4 as if restated in full herein. The foregoing description of the November 20 Agreement is qualified in its entirety by reference to the November 20 Agreement.

ITEM 5	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

(a), (b), (c) Pershing Square has informed the Reporting Persons that between November 19, 2014 and November 20, 2014, PS Fund 1 sold all of the 2,242,560 shares of Common Stock allocated to Valeant USA. Pershing Square has informed the Reporting Persons that

Exhibit 99.2 (supplied by Pershing Square) describes all transactions in shares of Common Stock and options or other derivatives relating to shares of Common Stock effected by Pershing Square in the past 60 days.

Other than the transactions described above, no transactions in shares of the Common Stock or options or other derivatives relating to shares of the Common Stock were effected by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 of the Schedule 13D during the sixty days prior to the date of this Amendment No. 9.

(e) As of November 20, 2014, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

ITEM 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended and supplemented by adding the following information:

The description of the November 20 Agreement set forth above is incorporated by reference into this Item 6 as if restated in full herein.

ITEM 7	Material to be Filed as Exhibits

Exhibit	Document Description

99.1	Agreement, dated November 20, 2014, between Pershing Square Capital Management, L.P., PS Fund 1, LLC, Valeant Pharmaceuticals International, Inc. and Valeant Pharmaceuticals International.

99.2	Trading data for PS Fund 1 (supplied by Pershing Square).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment is true, complete and correct.

Dated: November 20, 2014

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert R. Chai-Onn
Name:	Robert R. Chai-Onn
Title:	Executive Vice President, General Counsel and Chief Legal Officer, Head of Corporate and Business Development

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert R. Chai-Onn
Name:	Robert R. Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Document Description

99.1	Agreement, dated November 20, 2014, between Pershing Square Capital Management, L.P., PS Fund 1, LLC, Valeant Pharmaceuticals International, Inc. and Valeant Pharmaceuticals International.

99.2	Trading data for PS Fund 1 (supplied by Pershing Square).